SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            Valence Technology, Inc.
             ------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    918914102
             ------------------------------------------------------
                                 (CUSIP NUMBER)


                                November 30, 2004
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).



                               Page 1 of 11 Pages

CUSIP No. 918914102                   13G                    Page 2 of 11 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Riverview Group, LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
-----------------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,781,036
OWNED BY
-----------------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
------------------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    4,781,036
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    4,781,036
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.56%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 918914102                   13G                    Page 3 of 11 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                         Millennium Holding Group, L.P.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
-----------------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,781,036
OWNED BY
-----------------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
-----------------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    4,781,036
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    4,781,036
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.56%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 918914102                   13G                    Page 4 of 11 Pages


--------------------------------------------------------------------------------

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                          Millennium Management, L.L.C.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
-----------------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,781,036
OWNED BY
-----------------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
-----------------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    4,781,036
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    4,781,036
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.56%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 918914102                   13G                    Page 5 of 11 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                    Israel A. Englander
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
-----------------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,781,036
OWNED BY
-----------------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
-----------------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    4,781,036
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    4,781,036
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.56%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 918914102                   13G                    Page 6 of 11 Pages


Item 1.

(a)  Name of Issuer

       Valence Technology, Inc., a Delaware corporation (the "Company").

(b) Address of Issuer's Principal Executive Offices:

       6504 Bridge Point Parkway,
       Austin, Texas 78730

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

       Riverview Group, LLC
       c/o Millennium Management, L.L.C.
       666 Fifth Avenue
       New York, New York 10103
       Citizenship: Delaware

       Millennium Holding Group, L.P.
       c/o Millennium Management, L.L.C.
       666 Fifth Avenue
       New York, New York 10103
       Citizenship: Delaware

       Millennium Management, L.L.C.
       666 Fifth Avenue
       New York, New York 10103
       Citizenship: Delaware

       Israel A. Englander
       c/o Millennium Management, L.L.C.
       666 Fifth Avenue
       New York, New York 10103
       Citizenship: United States

(d)  Title of Class of Securities

       Common Stock, par value $0.001 per share ("Common Stock")

(e)  CUSIP Number

       918914102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No. 918914102                   13G                    Page 7 of 11 Pages


(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4. Ownership

(a)  Amount Beneficially Owned

     As of the date of this filing, each Reporting Person may be deemed the beneficial owner of (i) 2,275,636 shares of Common Stock held outright by Riverview Group, LLC, a Delaware limited liability company ("Riverview"), (ii) 1,077,500 shares of Common Stock currently issuable to Riverview upon the conversion of 431 shares of Series C-1 Convertible Preferred Stock, (iii) 1,075,000 shares of Common Stock currently issuable to Riverview upon the conversion of 430 shares of Series C-2 Convertible Preferred Stock and (iv) 352,900 shares of Common Stock currently issuable to Riverview upon the exercise of certain warrants.

          Note: The number of shares of Common Stock into which the Series C-1 Convertible Preferred Stock, Series C-2 Convertible Preferred Stock and the warrants are convertible or exercisable, as applicable, is limited pursuant to the terms of the Series C-1 Convertible Preferred Stock, Series C-2 Convertible Preferred Stock and the warrants to that number of shares of Common Stock which would result in Riverview having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Common Stock.

     Note: The sole member of Riverview is Millennium Holding Group, L.P., a Delaware limited partnership ("Holding"). Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the general partner of Holding and consequently has voting control and investment discretion over securities owned by Holding and by Riverview. Israel A. Englander ("Mr. Englander") is the sole managing member of Millennium Management. As a result, Mr. Englander may be considered the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by any of Holding, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Riverview.

     Note: Millennium Partners, L.P., a Cayman Islands limited partnership ("Partners"), is a limited partner of Holding. As a limited partner, Partners has no investment or voting control over Holding or its securities positions.

CUSIP No. 918914102                   13G                    Page 8 of 11 Pages


(b)  Percent of Class

     Approximately 5.56% as of the date of this filing. (Based on the Company's 424B2 Prospectus filed on December 1, 2004, 83,445,056 shares of Common Stock was to be outstanding immediately after the offering. In addition, Riverview holds (i) the Series C-1 Convertible Preferred Stock convertible into 1,077,500 shares of Common Stock referred to in Item 4(a) above, (ii) the Series C-2 Convertible Preferred Stock convertible into 1,075,000 shares of Common Stock referred to in Item 4(a) above and (iii) the warrants to purchase 352,900 shares of Common Stock referred to in Item 4(a) above.)

(c) Number of shares as to which such person has:

      (i)     Sole power to vote or to direct the vote:

              -0-

      (ii)    Shared power to vote or to direct the vote

              4,781,036 shares of Common Stock

      (iii)   Sole power to dispose or to direct the disposition of

              -0-

      (iv)    Shared power to dispose or to direct the disposition of

              4,781,036 shares of Common Stock

Item 5.  Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not applicable.

Item 8.  Identification and Classification of Members of the Group

        See Exhibit I.

Item 9.  Notice of Dissolution of Group

        Not applicable


Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 918914102                   13G                    Page 9 of 11 Pages

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of December 10, 2004, by and among Riverview Group, LLC, Millennium Holding Group, L.P., Millennium Management, L.L.C. and Israel A. Englander.

CUSIP No. 918914102                   13G                    Page 10 of 11 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: December 10, 2004



RIVERVIEW GROUP, LLC                        MILLENNIUM HOLDING GROUP, L.P.

By: Millennium Holding Group, L.P.,           By: Millennium Management, L.L.C.
    its sole member                               its general partner

By: Millennium Management, L.L.C.                By:/s/ Terry Feeney
    its general partner                          ------------------------------
                                                 Name:  Terry Feeney
By:/s/ Terry Feeney                              Title: Chief Operating Officer
   ------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer



MILLENNIUM MANAGEMENT, L.L.C.

By:/s/ Terry Feeney                           /s/ Israel A. Englander
   -------------------------------            ---------------------------------
   Name:  Terry Feeney                        Israel A. Englander
   Title: Chief Operating Officer

CUSIP No. 918914102                   13G                    Page 11 of 11 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of Valence Technology, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 10, 2004



RIVERVIEW GROUP, LLC                        MILLENNIUM HOLDING GROUP, L.P.

By: Millennium Holding Group, L.P.,           By: Millennium Management, L.L.C.
    its sole member                               its general partner

By: Millennium Management, L.L.C.                By:/s/ Terry Feeney
    its general partner                          ------------------------------
                                                 Name:  Terry Feeney
By:/s/ Terry Feeney                              Title: Chief Operating Officer
   ------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer



MILLENNIUM MANAGEMENT, L.L.C.

By:/s/ Terry Feeney                           /s/ Israel A. Englander
   -------------------------------            ---------------------------------
   Name:  Terry Feeney                        Israel A. Englander
   Title: Chief Operating Officer